Exhibit 2

                          UNITED STATES DISTRICT COURT
                             DISTRICT OF CONNECTICUT


-----------------------------------------x
INTERNATIONAL SPECIALTY                   :
PRODUCTS INC. and ISP INVESTMENTS         :       CIVIL ACTION NO.:
INC.,                                     :
                                          :
                          Plaintiffs,     :
                                          :
           v.                             :
                                          :
DEXTER CORPORATION, K. GRAHAME            :      JANUARY 27, 2000
WALKER, HENRIETTA HOLSMAN FORE,           :
ROBERT M. FUREK, EDGAR G. HOTARD,         :
PETER G. KELLY, JEAN-FRANCOIS SAGLIO      :
and GEORGE M. WHITESIDES,                 :
                                          :
                          Defendants.     :
-----------------------------------------x

                                    COMPLAINT

           Plaintiffs International Specialty Products Inc. and ISP Investments Inc. (collectively, "ISP"), by their undersigned attorneys, for their Complaint against defendants Dexter Corporation, K. Grahame Walker, Henrietta Holsman Fore, Robert M. Furek, Edgar G. Hotard, Peter G. Kelly, Jean-Francois Saglio and George M. Whitesides, allege, upon personal knowledge with respect to themselves and their own acts, and otherwise upon information and belief, based on an investigation conducted by their attorneys, which included a review of news reports, press releases and public documents filed with the Securities and Exchange Commission (the "SEC"), as follows:

                                NATURE OF ACTION

           1. This is an action for a declaratory judgment and injunctive relief in connection with the upcoming annual meeting of Dexter Corporation ("Dexter").

NY1:\866917\04\54104.0016

ISP seeks to enable Dexter's shareholders to exercise two of the most fundamental rights of stock ownership: determining who should serve as the directors of their company and deciding when and at what price to sell their shares. Plaintiffs seek to enable Dexter's shareholders to exercise these fundamental rights free of interference from Dexter's directors, who have sought to thwart the will of shareholders by adopting and/or maintaining illegal supermajority voting and "poison pill" provisions rather than complying with their fiduciary obligations to Dexter's shareholders.

           2. ISP has offered to acquire all of the shares of Dexter common stock not owned by ISP at a price of $45 per share - a 38 percent premium over the stock's market value as of the close of trading the day before the offer was made, and a price that is higher than Dexter stock ever has traded. ISP also has offered to increase its offer if ISP is provided with additional information justifying an increased price. Dexter's directors seek to block consideration of ISP's offer by Dexter's shareholders. In response to the Dexter directors' actions, ISP has proposed a series of shareholder resolutions that, if adopted, will facilitate the ability of Dexter's shareholders to consider ISP's offer and determine the corporation's ultimate destiny.

           3. Absent the grant of relief sought in this action, Dexter's directors likely will continue along the course they have followed to date and will use their supermajority voting and poison pill provisions to preclude shareholder democracy and seek to block shareholders from considering ISP's shareholder resolutions and, if the resolutions are adopted, ignore them, thereby wresting from Dexter's shareholders corporate power over fundamental decisions concerning Dexter's destiny.


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


           4. ISP's proposed shareholder resolutions, if adopted, would not mandate the acceptance of ISP's or any other offer. ISP seeks only to restore and enhance shareholder democracy by ensuring that Dexter's shareholders are able to freely choose who will make the critical decisions affecting their company and decide for themselves whether an offer for their shares - by ISP or anyone else - should be accepted.

                             JURISDICTION AND VENUE

           5. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C.ss.1332(a). The parties are of diverse citizenship and the amount in controversy (exclusive of interests and costs) exceeds $75,000.

           6. Venue is proper in this Court pursuant to 28 U.S.C.ss.1391(a). A substantial part of the events giving rise to the claims alleged herein occurred in this District. The defendants conduct business or reside in this District.

                                   THE PARTIES

           7. Plaintiff International Specialty Products Inc. is a corporation organized under the laws of Delaware with its principal place of business at 300 Delaware Avenue, Wilmington, Delaware. Plaintiff ISP Investments Inc. is a corporation organized under the laws of Delaware with its principal place of business at 300 Delaware Avenue, Wilmington, Delaware. Plaintiffs are currently the beneficial owners of 2,299,200 shares of Dexter common stock, which represents approximately 9.98 percent of Dexter's outstanding shares of common stock. ISP Investments Inc. holds of record 100 shares of Dexter common stock.

           8. Defendant Dexter is a corporation organized under the laws of Connecticut with its principal place of business at One Elm Street, Windsor Locks,

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

Connecticut. Dexter is a global specialty materials supplier with three operating segments: life sciences, nonwovens and specialty polymers. Dexter supplies these specialty materials to the aerospace, electronics, food packaging and medical markets.

           9. (a) Defendant K. Grahame Walker is the Chairman, President and Chief Executive Officer of Dexter. He is a member of Dexter's board of directors.

              (b) Defendants Henrietta Holsman Fore, Robert M. Furek, Edgar G. Hotard, Peter G. Kelly, Jean-Francois Saglio and George M. Whitesides are all members of Dexter's board of directors. Charles H. Curl, Bernard M. Fox and Martha Clark Goss also are members of Dexter's board of directors. Dexter's directors owe the highest fiduciary duties of care, loyalty and good faith to the shareholders of the company, including ISP, under Connecticut law.

              (c) None of the Dexter directors named as defendants is a citizen of Delaware for diversity purposes. Walker, Furek and Kelly are each citizens of Connecticut. Fore is a citizen of Nevada. Hotard is a citizen of Texas. Whitesides is a citizen of Massachusetts. Saglio is a citizen of France.

              (d) Dexter's board is a staggered board. The terms of directors Curl, Kelly and Saglio expire at Dexter's 2000 annual meeting; the terms of directors Furek, Goss and Hotard expire at Dexter's 2001 annual meeting; and the terms of directors Fore, Fox, Walker and Whitesides expire at Dexter's 2002 annual meeting.

              (e) According to Dexter's 1999 proxy statement, Dexter's directors (other than Walker) each received an annual retainer of $20,000 for serving on Dexter's board plus $1,000 for each meeting attended ($2,000 if the meeting was not held


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at company headquarters) and additional compensation for committee attendance and serving as the chair of a permanent committee.

                               FACTUAL ALLEGATIONS

           10. Dexter's directors repeatedly have failed and refused to take the steps necessary to enhance the value of Dexter's common stock and act in the best interests of the company's shareholders in breach of their fiduciary and other legal obligations. Dexter's directors have done so while simultaneously seeking to entrench themselves in their positions of power and prestige by undermining shareholder democracy and adopting illegal anti-takeover defenses.

DEXTER'S ILLEGAL SUPERMAJORITY VOTING AND POISON PILL
ANTI-TAKEOVER DEFENSES
-----------------------------------------------------

           11. Dexter's directors adopted and/or maintained an illegal weapon to preserve their continued incumbency and frustrate the ability of shareholders to make decisions concerning the corporation's ultimate destiny: a bylaw provision (Article X of Dexter's bylaws) requiring a two-thirds supermajority vote for shareholder bylaw amendments. Connecticut law allows supermajority provisions only if expressly authorized in a shareholder approved certificate of incorporation provision. Dexter's certificate of incorporation contains no such authorization.

           12. Dexter's directors have adopted and/or maintained another weapon with which they can protect their continued incumbency: a "poison pill" rights plan.

           13. As originally adopted, Dexter's poison pill plan provided that if any person or group acquires beneficial ownership of 20 percent or more of Dexter's common stock without board approval, rights issued under the plan to all Dexter


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

shareholders other than the 20 percent holder would become exercisable and permit all Dexter shareholders other than the 20 percent shareholder to purchase additional shares of common stock at one-half the current market price of Dexter stock. The pill discriminates against the 20 percent holder because the 20 percent holder is not entitled to purchase at half price the additional shares that every other common stockholder is entitled to purchase at half price. The 20 percent shareholder thus suffers an immediate and devastating economic injury and voting power dilution. No rational shareholder would risk taking any action that would result in this immediate and devastating economic injury and voting power dilution.

           14. Dexter's directors granted themselves the exclusive authority to administer the poison pill, including the sole power to redeem the rights issued to holders of common stock for nominal value. Accordingly, Dexter's directors in their sole discretion decide whether or not anyone can become a 20 percent holder without suffering the immediate and devastating economic injury and voting power dilution described above. The poison pill thus allows the board to exercise veto power over any acquisition of more than the triggering percentage of shares. The poison pill thus deprives Dexter shareholders of the right to consider and vote on whether an acquisition proposal is in their best interests unless Dexter's directors first consent to the acquisition proposal.

           15. As noted below, one week following ISP's disclosure that it had increased its holdings of Dexter to approximately 9.98 percent of Dexter's common stock, the 20 percent trigger recently was lowered to 11 percent for shareholders who do


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

not assure the SEC in a Schedule 13G filing that their ownership position has been acquired without any intent to change or influence control of Dexter.

THE DEXTER DIRECTORS' DISREGARD OF SHAREHOLDER RIGHTS
AND DEMOCRACY AT DEXTER'S LTI SUBSIDIARY
-----------------------------------------------------

           16. Since the early 1980s, Dexter has been the majority owner of Life Technologies, Inc. ("LTI"), a Delaware corporation engaged in the development and manufacture of biological and biochemical products for research and chemical applications. As a majority shareholder of LTI, Dexter owes fiduciary duties to LTI's minority shareholders, just as Dexter's directors owe fiduciary duties to Dexter's own shareholders.

           17. During the summer of 1998, Dexter's directors determined to seek to acquire control of the LTI shares owned by LTI's minority shareholders. Dexter's directors did so by trampling over the rights of LTI's minority shareholders just as Dexter's directors have trampled over the rights of their own shareholders.

           18. On or about July 7, 1998, Dexter, which then owned approximately 52 percent of LTI's outstanding shares, proposed to purchase the remaining approximately 48 percent of LTI in exchange for $37 per share. Because a majority of LTI's board was controlled by Dexter, LTI's board appointed a special committee of three independent directors to evaluate and respond to this proposal and protect the interests of LTI's minority shareholders.

           19. On October 27, 1998, following a comprehensive valuation of LTI, with the assistance of a nationally recognized investment banking firm, Goldman Sachs & Co., and independent legal counsel, Wachtell, Lipton, Rosen & Katz, LTI's special


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

committee of independent directors reported that it would not recommend to LTI's shareholders that Dexter's proposal be accepted for the following reasons:

              (a) The special committee did not believe the Dexter proposal adequately reflected LTI's prospects, particularly the value of its research and development pipeline;

              (b) LTI had received inquiries from a party interested in acquiring all of LTI's stock at a higher price, to which it could not respond because Dexter had advised LTI that Dexter was not interested in disposing of its LTI holdings; and

              (c) Dexter's proposed $37 per share price was substantially below the $40 to $50 plus per share range the special committee considered an appropriate price range for LTI shares at that time. At least one Goldman Sachs' analysis concluded that LTI's total value at that time exceeded $60 per share.


           20. In a remarkable disregard for shareholder rights and corporate process, the Dexter-dominated LTI board determined to ignore the special committee's recommendations, announced that Dexter would proceed without the special committee's approval, and disbanded the special committee. Two of the three members of the special committee resigned as LTI directors in protest. One of the resigning directors described Dexter's actions as "heavyhanded" and stated that Dexter was "depriv[ing] [LTI's] stockholders of the significant inherent values to which they are rightfully entitled."

           21. Dexter then commenced a tender offer for the outstanding shares of LTI at the $37 per share price the special committee had determined was inadequate. Although Dexter later amended its tender offer to increase the price from $37 to $39.125


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

per share, Dexter's new price remained below even the low end of the $40 to $50 plus per share range considered appropriate by LTI's special committee at that time.

           22. Upon completion of its tender offer, Dexter had increased its ownership of LTI substantially from approximately 52 percent to approximately 71 percent. A short time later, LTI's common stock was delisted from the Nasdaq stock market due to LTI's inability to remain in compliance with Nasdaq maintenance standards following Dexter's completed tender offer, thereby further harming LTI's minority shareholders. On July 26, 1999, LTI's board announced that it had decided to discontinue regular quarterly dividends on LTI's common stock.

ISP'S FALL 1999 SHARE PURCHASES AND DEXTER'S RESPONSE:
AN ENHANCEMENT TO ITS ILLEGAL POISON PILL
------------------------------------------------------

           23. On September 27, 1999, ISP publicly announced in a Schedule 13D filing that it had increased its holdings of Dexter common stock to approximately 9.98 percent of Dexter's outstanding shares.

           24. On October 4, 1999, Dexter's directors responded by amending Dexter's illegal poison pill to further augment their ability to block any offer for Dexter even if a majority of Dexter's shareholders favored the acquisition. Dexter's directors accomplished this by reducing the trigger from 20 percent to 11 percent unless the 11 percent shareholder files a Schedule 13G with the SEC stating that its ownership position has been acquired without any intent to change or influence control of Dexter. Now, an 11 percent shareholder who cannot, like institutional investors, investment advisors and certain other parties, file a Schedule 13G, will be treated differently from all other


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

shareholders and suffer the immediate and devastating economic and voting power dilution that previously was reserved for 20 percent shareholders.

           25. The obvious purpose of the Dexter directors' poison pill enhancement one week after ISP increased its holdings of Dexter stock was to render any further purchases of Dexter common stock by ISP economically irrational, scare off all other potential acquirers, and preclude Dexter's shareholders from making their own decisions concerning whether they want to sell their shares to ISP or anyone else, even if a majority of Dexter's shareholders favored ISP's proposal.

ISP'S $45 PER SHARE PROPOSAL TO DEXTER
--------------------------------------

           26. On December 14, 1999, ISP sent a letter to Dexter offering to acquire all Dexter shares not owned by ISP pursuant to a negotiated merger agreement for a price of $45 per share, representing a 38 percent premium over the stock's market value as of the close of trading the day before the offer was made, and a price that is higher than Dexter stock ever has traded. ISP's letter added that ISP would be willing to pay more for Dexter if provided with additional information justifying an increased price.

           27. On December 14, 1999, Dexter issued a press release stating that the board would consider the proposed offer, but noted that ISP's letter did not identify a source of funds for the offer.

           28. On December 16, 1999, ISP advised Dexter that "we intend to finance with bank borrowings and will provide commitments for such financing as appropriate." The letter reiterated that "ISP stand[s] ready with our advisors to meet with you as soon as possible regarding all aspects of the proposed merger agreement."


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


           29. On December 23, 1999, Dexter's directors rejected ISP's offer. The Dexter directors made this important decision without meeting with ISP to discuss the proposal. Dexter's directors stated that ISP's $45 per share offer was inadequate from a financial point of view, but refused to provide ISP any information about Dexter that would justify a higher price, as ISP had requested in its letter.

           30. On January 20, 2000, faced with ISP's offer, Dexter offered to purchase all remaining LTI stock it did not own for $49 per share, a price substantially in excess of the price paid to other LTI shareholders in its prior tender offer for LTI. It is apparent from the timing of Dexter's offer for LTI stock, coming on the heels of ISP's $45 per share offer for Dexter's stock, upon which many of Dexter's shareholders have relied, that Dexter is seeking to divert ISP from a course of action designed to maximize shareholder values for all Dexter shareholders. Dexter's attempt to deter ISP by providing benefits to ISP not available to other Dexter shareholders is simply inappropriate.

THE ISP PROPOSALS
-----------------

           31. On January 27, 2000, confronted with the refusal of Dexter's directors even to speak with ISP, ISP notified Dexter that it intends to submit proposals to the company's shareholders for consideration at Dexter's annual meeting. Dexter's annual meetings since 1990 all have been held in April, and it is expected that the 2000 annual meeting will be held in April 2000.

           32. These proposals oppose the re-election of the three incumbent Dexter directors whose terms expire at Dexter's 2000 annual meeting (Curl, Kelly and Saglio) and support three groups of shareholder proposals, the "Nominee Election Proposals," "Shareholder Rights Proposals," and "Voting Rights Proposals." The shareholder proposals are intended to restore shareholder democracy and allow the stockholders - the true owners of Dexter - to determine for themselves the future direction of their company. Copies of these proposals are attached as Exhibits A, B, and C, respectively.

           33. ISP's Nominee Election Proposals ask Dexter shareholders to vote on the following:

              (a) a slate of nominees in opposition to directors Curl, Kelly, and Saglio, whose terms expire at Dexter's 2000 annual meeting;


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

              (b) an amendment to Article III of Dexter's bylaws that would increase the size of Dexter's board from ten directors to seventeen directors and that could be altered, amended or repealed only with the approval of Dexter's shareholders; and

              (c) a slate of nominees to fill all newly-created directorships.

           34. The Nominee Election Proposals are designed to enable Dexter's shareholders to determine who will serve on their company's board of directors and, in connection with the 2000 annual meeting, allow them to decide whether to elect a majority of directors who are willing, unlike Dexter's current directors, to consider transactions intended to maximize shareholder value even if those transactions result in a sale of Dexter and a loss of the directors' positions as Dexter directors.

           35. ISP's Shareholder Rights Proposals concern Dexter's illegal poison pill and ask Dexter's shareholders to vote on the following in the event that Dexter's illegal poison pill is not declared invalid by this Court before the annual meeting:

              (a) a bylaw amendment (i) requiring Dexter's board to amend the poison pill to render it inapplicable to specified offers or transactions or types of offers or transactions or to redeem the rights issued under the rights plan if the shareholders approve a resolution instructing the board to do so,
(ii) prohibiting Dexter's board from adopting a new poison pill unless the poison pill first is approved by shareholders, and (iii) precluding Dexter's board from altering, amending or repealing this bylaw provision without shareholder approval; and

              (b) a shareholder resolution, in the event that Dexter's bylaws are amended in accordance with the preceding paragraph, requiring Dexter's board to amend its poison pill to render it inapplicable to any cash offer of at least $45 per share.

           36. The Shareholder Rights Proposals are in the best interests of Dexter's shareholders. If this Court does not invalidate Dexter's illegal poison pill, these resolutions would enable Dexter's stockholders to decide at their 2000 annual meeting whether Dexter's directors should continue to possess the exclusive power to employ Dexter's poison pill to block shareholders from even having the opportunity to consider and vote on a proposed offer for their shares. These proposals do not require the board to accept any particular offer now or in the future, but merely ensure that the directors cannot unilaterally reject or discourage proposed offers in their sole and unbridled discretion or prevent shareholders from tendering their shares pursuant to a premium offer.

           37. The Voting Rights Proposals ask Dexter's shareholders to vote on the following:

              (a) a shareholder resolution repealing any and all bylaw amendments approved by Dexter's board on or after February 26, 1999, and barring Dexter's directors from amending any section of Dexter's bylaws affected by this resolution or adopting any new bylaw provision reinstating any repealed (or similar) provision without approval of Dexter's shareholders; and

              (b) a resolution setting forth the order in which ISP's various proposals should be considered at the 2000 annual meeting.


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


           38. The Voting Rights Proposals are in the best interests of Dexter's shareholders. These proposals seek to advance corporate democracy by ensuring that Dexter's directors are unable to adopt bylaws that unilaterally frustrate or block ISP's Nominee Election Proposals, Shareholders Rights Proposals or similar proposals designed to provide Dexter's shareholders with a meaningful say in their company's future.


           39. Despite the clear benefit that would inure to Dexter's shareholders from allowing consideration of these proposals at the 2000 annual meeting, the Dexter directors' statements and conduct strongly indicate that Dexter's directors will oppose these proposals, seek to preclude the shareholders from considering them and undertake other actions designed to frustrate corporate democracy and deprive Dexter's shareholders of any say in determining their corporation's destiny.

           40. In the absence of the relief requested herein, ISP and all other Dexter shareholders will suffer irreparable harm for which they have no adequate remedy at law.


                                   FIRST COUNT
                      (Invalidity of Dexter's Supermajority
                             Voting Bylaw Provision)

           41. ISP repeats and realleges the allegations in paragraphs 1 through 40 above as if fully set forth in this paragraph.

           42. This is a claim for a declaratory judgment pursuant to 28 U.S.C.ss. 2201 and 28 U.S.C.ss. 2202 for the purpose of determining a question of actual controversy between the parties. This also is a claim for preliminary and permanent injunctive relief.

           43. Based upon their statements and conduct to date, ISP anticipates that Dexter's directors will take the position that Article X of Dexter's bylaws requires a two-thirds supermajority majority vote of Dexter's shareholders in order to amend Dexter's bylaws. Section 33-807 of the Connecticut Business Corporation Act permits supermajority voting provisions to be included in bylaws only if expressly authorized by a certificate of incorporation provision. Dexter's certificate of incorporation contains no provision permitting a supermajority voting requirement. If Article X of the Dexter's bylaws requires a two-thirds supermajority vote, then Article X is ultra vires, invalid, void and of no effect.

           44. Based upon their statements and conduct to date, ISP anticipates that Dexter's directors will ignore Connecticut law and ignore or treat as invalid any bylaw amendment approved by a majority vote but less than a two-thirds supermajority vote of Dexter's shareholders.

           45. There is an actual controversy within the jurisdiction of this Court concerning Article X of Dexter's existing bylaws. This controversy may be determined by a judgment of this Court.

           46. ISP is entitled to a declaratory judgment that if Article X of Dexter's bylaws imposes a supermajority voting requirement, then Article X violates Connecticut law and is ultra vires, invalid, void and of no effect and that Dexter's shareholders may alter, amend or repeal any Dexter bylaw or bylaws by majority vote.

           47. ISP is entitled to preliminary and permanent injunctive relief barring enforcement of a supermajority voting requirement in Article X of Dexter's bylaws.


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

           48. ISP has no adequate remedy at law.

                                  SECOND COUNT
                      (Invalidity of Dexter's Poison Pill)

           49. ISP repeats and realleges the allegations in paragraphs 1 through 48 above as if fully set forth in this paragraph.

           50. This is a claim for a declaratory judgment pursuant to 28 U.S.C.ss. 2201 and 28 U.S.C.ss. 2202 for the purpose of determining a question of actual controversy between the parties. This also is a claim for preliminary and permanent injunctive relief.

           51. Dexter's directors have adopted and maintained a poison pill that, as amended in October 1999, provides that if any person or entity acquires beneficial ownership of 11 percent of Dexter's common stock without board approval, then each right issued under the plan will entitle the holder of the right (with the exception of the 11 percent owner) to purchase additional shares of Dexter common stock at one half the current market price of Dexter common stock.

           52. Section 33-665 of the Connecticut Business Corporation Act specifically and expressly prohibits discrimination among shareholders of the same class of shares. Section 33-665 states, in relevant part, that "[a]ll shares of a class shall have preferences, limitations and relative rights identical with those of other shares of the same class."

           53. Dexter's poison pill violates ss. 33-665 because it impermissibly discriminates among shares of the same class of stock by entitling all holders of Dexter common stock, except the 11 percent shareholder, to exercise the right to obtain additional shares of Dexter stock for each share then outstanding in exchange for one-half the then current market price of Dexter common stock.

           54. Dexter's poison pill also violates ss. 33-665 because it impermissibly discriminates among 11 percent shareholders because 11 percent shareholders who file a Schedule 13G with the SEC stating that their ownership position has been acquired without any intent to change or influence control of Dexter do not suffer the devastating economic and voting power dilution that the poison pill inflicts on all other 11 percent shareholders.

           55. Dexter's poison pill thus treats shareholders of the same class differently and therefore is ultra vires, invalid, void and of no effect.

           56. The continued operation and existence of Dexter's poison pill, which is invalid under Connecticut law, has caused and will continue to cause irreparable injury to ISP and all Dexter shareholders because no rational shareholder would acquire 11 percent of Dexter's common stock with an intent to change or influence control of Dexter without the approval of Dexter's directors and risk the immediate and devastating economic injury and voting power dilution that would follow.

           57. Based upon their statements and conduct to date, ISP anticipates that Dexter's directors will adhere to and seek to uphold Dexter's poison pill.

           58. There is an actual controversy within the jurisdiction of this Court concerning the validity of Dexter's poison pill. This controversy may be determined by a judgment of this Court.

           59. ISP is entitled to a declaratory judgment that Dexter's poison pill violates Connecticut law and is ultra vires, invalid, void and of no effect.


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

           60. ISP is entitled to preliminary and permanent injunctive relief barring enforcement of Dexter's poison pill.

           61. ISP has no adequate remedy at law.

                                   THIRD COUNT
                          (Nominee Election Proposals)

           62. ISP repeats and realleges the allegations in paragraphs 1 through 61 above as if fully set forth in this paragraph.

           63. This is a claim for a declaratory judgment pursuant to 28 U.S.C. ss. 2201 and 28 U.S.C. ss. 2202 for the purpose of determining a question of actual controversy between the parties and for preliminary and permanent injunctive relief.

           64. ISP's Nominee Election Proposals are valid under Connecticut law and consistent with Dexter's certificate of incorporation. Under Connecticut law, shareholders possess the inherent power to amend bylaws in order to create (and then elect directors to fill) new directorships unless the certificate of incorporation explicitly divests shareholders of that authority. Dexter's certificate of incorporation contains no such limit on shareholders' authority. Dexter's shareholders therefore retain the ability to create and fill new directorships. This right may not be abrogated by Dexter's directors.

           65. Based on their statements and conduct to date, ISP anticipates that Dexter's directors will challenge the right of shareholders to vote for or against the Nominee Election Proposals.

           66. There is an actual controversy within the jurisdiction of this Court concerning the right of Dexter's shareholders to vote for or against the Nominee Election Proposals. This controversy may be determined by a judgment of this Court.


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

           67. ISP is entitled to a declaratory judgment that:

              (a) The Nominee Election Proposals are valid under Connecticut law and consistent with Dexter's certificate of incorporation, are the proper subject for action by Dexter's shareholders, and may be voted upon by Dexter's shareholders at Dexter's 2000 annual meeting; and

              (b) Dexter's shareholders have the lawful right to increase the size of Dexter's board by amending Dexter's bylaws and to fill all newly created directorships by majority vote at Dexter's 2000 annual meeting.

           68. ISP is entitled to preliminary and permanent injunctive relief permitting a shareholder vote on the Nominee Election Proposals at the 2000 annual meeting.

           69. ISP has no adequate remedy at law.

                                  FOURTH COUNT
                         (Shareholder Rights Proposals)

           70. ISP repeats and realleges the allegations in paragraphs 1 through 69 above as if fully set forth in this paragraph.

           71. This is a claim for a declaratory judgment pursuant to 28 U.S.C.ss.2201 and 28 U.S.C.ss.2202 for the purpose of determining a question of actual controversy between the parties. This also is a claim for preliminary and permanent injunctive relief.

           72. ISP's Shareholder Rights Proposals are valid under Connecticut law and consistent with Dexter's certificate of incorporation. Under Connecticut law, shareholders possess the inherent power to amend bylaws to require directors to modify poison pills or redeem rights issued pursuant to poison pills and prevent directors from adopting poison pills without shareholder approval. Neither Connecticut law nor Dexter's certificate of incorporation vests the board with exclusive authority to create, implement and maintain poison pills or to override and ignore shareholder objections to poison pills.

           73. Based on their statements and conduct to date, ISP anticipates that Dexter's directors will challenge the right of shareholders to vote for or against the Shareholder Rights Proposals.

           74. There is an actual controversy within the jurisdiction of this Court concerning the rights of Dexter's shareholders to vote for or against the Shareholder Rights Proposals. This controversy may be determined by a judgment of this Court.

           75. ISP is entitled to a declaratory judgment that:

              (a) The Shareholder Rights Proposals are valid under Connecticut law and consistent with Dexter's certificate of incorporation, are the proper subject for action by Dexter's shareholders, and may be voted upon by Dexter shareholders at Dexter's 2000 annual meeting; and

              (b) Dexter shareholders have the lawful right to amend the Dexter bylaws to require that Dexter's directors amend Dexter's poison pill or redeem rights issued pursuant to Dexter's poison pill and prevent Dexter's directors from adopting further poison pills without shareholder approval.

           76. ISP is entitled to preliminary and permanent injunctive relief permitting a shareholder vote on the Shareholder Rights Proposals at the 2000 annual meeting.

           77. ISP has no adequate remedy at law.

                                  FIFTH COUNT
                           (Voting Rights Proposals)

           78. ISP repeats and realleges the allegations in paragraphs 1 through 77 above as if fully set forth in this paragraph.

           79. This is a claim for a declaratory judgment pursuant to 28 U.S.C. ss. 2201 and 28 U.S.C ss. 2202 for the purpose of determining a question of actual controversy between the parties. This also is a claim for preliminary and permanent injunctive relief.

           80. ISP's Voting Rights Proposals are valid under Connecticut law and consistent with Dexter's certificate of incorporation. Under Connecticut law, shareholders possess the inherent power to amend or repeal bylaws and bar directors from vetoing shareholder determinations to amend or repeal bylaws.

           81. Based on their statements and conduct to date, ISP anticipates that Dexter's directors will challenge the rights of shareholders to vote for or against the Voting Rights Proposals.

           82. There is an actual controversy within the jurisdiction of this Court concerning the right of Dexter's shareholders to vote for or against the Voting Rights Proposals. This controversy may be determined by a judgment of this Court.

           83. ISP is entitled to a declaratory judgment that the shareholders may properly vote at the 2000 annual meeting on the Voting Rights Proposals.


           84. ISP is entitled to preliminary and permanent injunctive relief permitting a shareholder vote on the Voting Rights Proposals at the 2000 annual meeting.

           85. ISP has no adequate remedy at law.

                                   SIXTH COUNT
            (Against Dexter's Directors for Breach of Fiduciary Duty)

           86. ISP repeats and realleges the allegations in paragraphs 1 through 85 above as if fully set forth in this paragraph.

           87. This is a claim for a declaratory judgment pursuant to 28 U.S.C.ss. 2201 and 28 U.S.C.ss. 2202 for purpose of determining a question of actual controversy between the parties. This also is a claim for preliminary and permanent injunctive relief and for money damages.

           88. Dexter's directors owe Dexter's shareholders, including ISP, fiduciary duties of care, loyalty and good faith and must act in the best interests of the Dexter's and its shareholders, including ISP.

           89. Dexter's directors have breached their fiduciary and other legal obligations to Dexter and its shareholders, including ISP, by committing the acts alleged above, including, without limitation, the following:

              (a) adopting and not repealing Dexter's illegal supermajority voting bylaw provision and poison pill;

              (b) amending Dexter's poison pill in October 1999 to lower the pill's trigger threshold from 20 percent to 11 percent for shareholders who do not assure the SEC that their ownership position has been acquired without an intent to change or influence control of Dexter;

              (c) refusing to consider with the care, loyalty and good faith required by law ISP's proposed $45 per share offer;

              (d) seeking to entrench themselves in office, elevating their own interests over and above the best interests of Dexter and its shareholders; and

              (e) failing to pursue opportunities and transactions that would benefit Dexter shareholders and that are in the best interests of Dexter and Dexter's shareholders.

           90. Dexter's breach of its fiduciary and other legal obligations has caused injury to ISP in excess of $75,000.

           91. Based on their comments and conduct to date, ISP anticipates that Dexter's directors will seek to impede or block any offer for all shares of Dexter stock at a price of $45 or more in cash either through use of the poison pill or by refusing to approve a business combination under Section 33-844 of the Connecticut Business Corporation Act, which prohibits certain transactions with interested shareholders for a five-year period unless approved by Dexter's directors.

           92. There is an actual controversy within the jurisdiction of this Court concerning the ability of Dexter's board to impede or block an offer for Dexter shares in accordance with their fiduciary obligations either by refusing to utilize the poison pill or by refusing to approve the transaction under
Section 33-844 of the Connecticut Business Corporation Act. This controversy may be determined by a judgment of this Court.

           93. ISP is entitled to a declaratory judgment that Dexter's directors may not seek to impede or block an offer for all Dexter shares at a price of $45 per share or more in cash by utilizing Dexter's poison pill or refusing to approve the transaction under Section 33-844 of the Connecticut Business Corporation Act.

           94. ISP is entitled to preliminary and permanent injunctive relief barring Dexter's directors from seeking to impede or block an offer for all Dexter shares at a price of $45 per share or more in cash by utilizing Dexter's poison pill or refusing to approve the transaction under Section 33-844 of the Connecticut Business Corporation Act.

           95. Since at least 1990, Dexter consistently has held its annual meeting of shareholders between April 22 and April 28. Based on their comments and conduct to date, ISP anticipates that Dexter's directors will breach their fiduciary duties to Dexter and its shareholders, including ISP, and seek to undermine corporate democracy and manipulate the corporate machinery by refusing to hold Dexter's annual meeting in April, the traditional time period for Dexter's annual meeting, in order to prevent shareholders from considering and voting upon ISP's proposals.

           96. There is an actual controversy within the jurisdiction of this Court concerning the date for the annual meeting of Dexter's shareholders. This controversy may be determined by a judgment of this Court.

           97. ISP is entitled to a declaratory judgment that the 2000 annual meeting of Dexter's shareholders must be conducted no later than April 30, 2000.

           98. ISP is entitled to preliminary and permanent injunctive relief requiring that the 2000 annual meeting of Dexter's shareholders be conducted no later than April 30, 2000.

           99. ISP has no adequate remedy at law.

           WHEREFORE, ISP respectfully requests that the Court enter judgment against the defendants as follows:

              (a) on the First Count, declaring that if Article X of Dexter's bylaws imposes a supermajority voting requirement, then Article X violates Connecticut law and is ultra vires, invalid, void and of no effect and that Dexter's shareholders may alter, amend or repeal any Dexter bylaw or bylaws by majority vote;

              (b) on the First Count, preliminarily and permanently barring enforcement of a supermajority voting requirement in Article X of Dexter's bylaws;

              (c) on the Second Count, declaring that Dexter's poison pill violates Connecticut law and is ultra vires, invalid, void and of no effect;

              (d) on the Second Count, preliminarily and permanently barring enforcement of Dexter's poison pill;

              (e) on the Third Count, declaring that:

                     (i) the Nominee Election Proposals are valid under Connecticut law and consistent with Dexter's certificate of incorporation, are the proper subject for action by Dexter's shareholders and may be voted upon by Dexter's shareholders at Dexter's 2000 annual meeting;

                     (ii) Dexter's shareholders have the lawful right to increase the size of Dexter's board by amending Dexter's bylaws and to fill all newly created directorships by majority vote at Dexter's 2000 annual meeting;

              (f) on the Third Count, granting preliminary and permanent injunctive relief permitting a shareholder vote on the Nominee Election Proposals at the 2000 annual meeting;

              (g) on the Fourth Count, declaring that:

                     (i) the Shareholder Rights Proposals are valid under Connecticut law and consistent with Dexter's certificate of incorporation, are the proper subject for action by Dexter's shareholders and may be voted upon by Dexter shareholders at Dexter's 2000 annual meeting;

                     (ii) Dexter shareholders have the lawful right to amend the Dexter bylaws to require that Dexter's directors amend Dexter's poison pill or redeem rights issued pursuant to Dexter's poison pill and prevent Dexter's directors from adopting further poison pills without shareholder approval;

              (h) on the Fourth Count, granting preliminary and permanent injunctive relief permitting a shareholder vote on the Shareholder Rights Proposals at the 2000 annual meeting;

              (i) on the Fifth Count, declaring that the shareholders may properly vote at the 2000 annual meeting on the Voting Rights Proposals;

              (j) on the Fifth Count, granting preliminary and permanent injunctive relief permitting a shareholder vote on the Voting Rights Proposals at the 2000 annual meeting;

              (k) on the Sixth Count, declaring that Dexter's directors may not seek to impede or block an offer for all Dexter shares at a price of $45 per share or more in cash by utilizing Dexter's poison pill or refusing to approve the transaction under Section 33-844 of the Connecticut Business Corporation Act;

              (l) on the Sixth Count, preliminarily and permanently enjoining the defendants, their employees, agents and all persons acting on their behalf or in concert with them from seeking to impede or block an offer for all Dexter shares at a price of $45 per share or more in cash by utilizing Dexter's poison pill or refusing to approve the transaction under Section 33-844 of the Connecticut Business Corporation Act;

              (m) on the Sixth Count, declaring that the 2000 annual meeting of Dexter's shareholders must be conducted no later than April 30, 2000;

              (n) on the Sixth Count, granting preliminary and permanent injunctive relief requiring that the 2000 annual meeting of Dexter's shareholders be conducted no later than April 30, 2000;

              (o) on the Sixth Count, awarding ISP all damages caused by defendants' wrongful conduct;

              (p) on all Counts, awarding ISP the costs and disbursements incurred in this action, including attorneys' fees; and

              (q) on all Counts, granting such other and further relief as this Court may deem just and proper.

Dated:  Westport, Connecticut
        January 27, 2000

                                            INTERNATIONAL SPECIALTY
                                            PRODUCTS INC. and ISP
                                            INVESTMENTS INC.



                                       By:  /s/ Marc J. Kurzman
                                            -----------------------
                                            Madeleine F. Grossman
                                            Federal Bar No. ct05987
                                            Marc J. Kurzman
                                            Federal Bar No. ct01545
                                            Dorit S. Heimer
                                            Federal Bar No. ct01219

                                             LEVETT ROCKWOOD P.C.
                                             33 Riverside Avenue
                                             P.O. Box 5116
                                             Westport, Connecticut 06881
                                             Telephone: (203) 222-0885
                                             Facsimile: (203) 226-8025


                                                          - and -

                                             Greg A. Danilow
                                             Stephen A. Radin
                                             Seth Goodchild
                                             WEIL, GOTSHAL & MANGES LLP
                                             767 Fifth Avenue
                                             New York, New York  10153
                                             Telephone: (212) 310-8000
                                             Facsimile: (212) 310-8007

                                                                       EXHIBIT A


                            BOARD SIZE BYLAW PROPOSAL


           RESOLVED, that the Bylaws of Dexter Corporation be, and they hereby are, amended, effective at the time this resolution is approved by the shareholders of Dexter Corporation, by:

     1. deleting the fourth sentence of Article III, Section 1, which reads "[e]ach class of directorships shall consist of not less than one nor more than five directorships", in its entirety;

     2.   adding a new fourth sentence of Article III, Section 1 as follows:

          "At the annual meeting of the shareholders of the corporation held in 2000, additional directors shall be elected so that the Board of Directors shall consist of seventeen directorships. The additional directorships thereby created shall be allocated to the classes with terms expiring at the annual meeting of the shareholders of the corporation to be held in 2001 or 2002, unless allocated to a different class by the Board of Directors consistent with Section 33-740 of the Connecticut Business Corporation Act"; and

     3.   adding a new final sentence of Article III, Section 1 as follows:

          "The fourth sentence of this Section 1 may be altered, amended or repealed only with the approval of the shareholders of the corporation entitled to vote thereon in the manner set forth in Section 33-709(c) of the Connecticut Business Corporation Act."

NY2:\872357\01\54104.0016

                   THE ADDITIONAL DIRECTORS ELECTION PROPOSAL

           RESOLVED, that each of the following persons be elected a director of Dexter Corporation to fill the new directorships on the Board of Directors of Dexter Corporation resulting from the adoption of the resolution amending
Article III, Section 1 of the Bylaws to increase the size of the Board, for a term commencing at the time this resolution is adopted by the shareholders of Dexter Corporation and shall be allocated into classes with terms continuing until the annual meeting of the shareholders of Dexter Corporation to be held in the year indicated below, and until the election and qualification of his respective successor or until his earlier resignation or removal:



Alan Meckler                         2002

Dan Ogden                            2002

Morrison DeSoto Webb                 2002

Robert Englander                     2002

John Droney                          2001

Anthony T. Kronman                   2001

Vincent Tese                         2001



; provided, that the Board of Directors may instead allocate certain of such directorships to a different class, consistent with Section 33-740 of the Connecticut Business Corporation Act.

                                                                       EXHIBIT B


                         THE POISON PILL BYLAW PROPOSAL

           RESOLVED, that the Bylaws of Dexter Corporation be, and they hereby are, amended, effective at the time this resolution is approved by the shareholders of Dexter Corporation, by adding the following Section 7 to the end of Article II:

           "Section 7. Rights Agreements.

                      The Board of Directors, in exercising its rights and duties with respect to the administration of the Rights Agreement, dated as of August 23, 1996, as amended, by and between the corporation and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights Agreement") will carry out a resolution authorizing (i) the partial or complete redemption of the rights issued pursuant to the Rights Agreement (the "Rights"), or (ii) an amendment to the Rights Agreement making the Rights inapplicable to offers or transactions or types of offers or transactions specified in such resolution, if such resolution is authorized and approved by the shareholders of the corporation entitled to vote thereon in the manner set forth in Section 33-709(c) of the Connecticut Business Corporation Act. In addition, the Board of Directors shall not adopt any new shareholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making acquisitions of large holdings of the corporation's shares of capital stock more difficult or expensive, unless such plan is first approved by the shareholders of the corporation entitled to vote thereon in the manner set forth in Section 33-709(c) of the Connecticut Business Corporation Act. This Section 7 may be altered, amended or repealed only with the approval of the shareholders of the corporation entitled to vote thereon in the manner set forth in Section 33-709(c) of the Connecticut Business Corporation Act."

                       THE POISON PILL AMENDMENT PROPOSAL

           RESOLVED, that the shareholders of Dexter Corporation hereby exercise their right under Article II, Section 7 of the Bylaws of Dexter Corporation, as amended on the date hereof, to require the Board of Directors to promptly amend the Rights Agreement, dated as of August 23, 1996, as amended, by and between Dexter Corporation and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agreement") to provide that the acquisition of beneficial ownership of shares of common stock, par value $1.00 per share, of Dexter Corporation ("Common Stock") pursuant to any offer for all outstanding shares of Common Stock for consideration of at least $45 per share net to the seller in cash, shall constitute a "Qualifying Offer" within the meaning of Sections 11(a)(ii) and 13(d) of the Rights Agreement.

                                                                       EXHIBIT C


                            THE BYLAW REPEAL PROPOSAL

           RESOLVED, that any and all amendments made by the Board of Directors of Dexter Corporation to the Bylaws of Dexter Corporation on or after February 26, 1999, be, and the same hereby are, repealed, and that, without the approval of the shareholders of Dexter Corporation, the Board of Directors may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision which serves to reinstate any repealed provisions or any similar provisions.

                              THE OMNIBUS PROPOSAL

           RESOLVED, that each of the proposals of International Specialty Products Inc. and ISP Investments Inc. shall be voted upon by the shareholders of Dexter Corporation at the 2000 Annual Meeting in the following order:


           1.        This Omnibus Proposal;

           2.        The Bylaw Repeal Proposal;

           3.        The Director Election Proposal;

           4.        The Board Size Bylaw Proposals;

           5.        The Additional Directors Election Proposal;

           6.        The Poison Pill Bylaw Proposal; and

           7.        The Poison Pill Amendment Proposal.